Docusign Envelope ID: 011A4AFF-3BA2-4669- A0C8-9B91C37FBA12
CONSENT OF INDEPENDENT VERIFICATION FIRM
As the independent verification firm for Scharf Investments, LLC (“Scharf”), we hereby consent to reference to the firm-wide Global Investment Performance Services (GIPS) verification of
Scharf for the period through December 31, 2024, issued by Adviser Compliance Associates, LLC doing business as ACA Group, successor by merger to ACA Performance Services, LLC, and to related references to our firm, included in or made a part of the Prospectus dated January 28, 2026, for the Scharf Multi-Asset Opportunity Fund. Scharf terminated its engagement with ACA Group as its third-party GIPS verifier effective July 1, 2025. ACA has not verified performance for the
2025 calendar year.
February 2, 2026
Adviser Compliance Associates, LLC
By:
Joseph Smith
Senior Counsel